UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment Number 4 to

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AMERICAN SPECTRUM REALTY INC.

(Name of Subject Company)

Series A (AQQ) of Tender Investors, LLC,

which is managed by

Tender Investors Manager LLC,

whose sole member is

Apex Real Estate Advisors, LLC

 (Name of Filing Persons - Offerors)

SHARES OF COMMON STOCK, PAR VALUE $0.01

(Title of Class of Securities)

02970Q203

(CUSIP Number of Class of Securities)

Brent Donaldson

Series A (AQQ) of Tender Investors, LLC,

a Delaware series limited liability company

c/o Tender Investors Manager, LLC

6114 La Salle Ave., #345

Oakland, CA 94611

Tel: 510.619.3636

Fax: 925.403.7967

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*                                                             Amount of Filing Fee   $153

$765,000

*For purposes of calculating the filing fee only. Assumes the purchase of 150,000 Shares at a purchase price equal to $5.10 per Share in cash.

☒        Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      $153

Form or Registration            Schedule TO

Number:                                 005-62281

Filing Party:                           Series A (AQQ) of Tender Investors, LLC

Date Filed:                             June 1, 2010

☐        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒        third party tender offer subject to Rule 14d-1.

☐        issuer tender offer subject to Rule 13e-4.

☐        going private transaction subject to Rule 13e-3.

☐        amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

AMENDMENT NO. 4 TO TENDER OFFER

This Amendment No. 4 to the Schedule TO filed on June 1, 2010 (the “Original Schedule TO”) by Series A (AQQ) of Tender Investors, LLC, a Delaware series limited liability company, (the “Purchaser”), relates to the offer (the “Offer”) commenced on June 1, 2010 (the “Offer Date”) to purchase up to 150,000 shares of common stock (the “Shares”) of American Spectrum Realty, Inc. (the “Company”), at a purchase price equal to $5.10 per Share, is being filed to report the final results of the Offer.

The Offer expired at 11:59 p.m. Eastern time on July 27, 2010.  On expiration of the Offer, the Purchaser accepted for payment all Shares validly tendered and not withdrawn in accordance with the terms of the Offer.  As of the expiration of the Offer, a total of 1,624 Shares had been validly tendered in the Offer and not withdrawn.  The Purchaser shall pay promptly for the 1,624 Shares tendered following confirmation of the Company that such Shares have been transferred to the Purchaser.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 28, 2010

SERIES A (AQQ) OF TENDER INVESTORS, LLC, A DELAWARE SERIES LIMITED LIABILITY COMPANY By: Tender Investors Manager, LLC Its: Manager
By: Apex Real Estate Advisors, LLC Its: Manager
/s/Brent R. Donaldson By: Brent Donaldson Its: Managing Principal